# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Baiya International Group Inc., CIK 0001944712
CUSIP: G07064101
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 5Q, No. 5 Golf Avenue, Guangpei Community, Guanlan Street, Longhua District, Shenzhen, China (F4), 518110
Date of event which requires filing of this statement: 03/06/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002067274

## Reporting persons
- Jianhua Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 700,000; aggregate amount beneficially owned 700,000 (5.6% of the class)
  Comment: Number in each of Rows 8 and 9 consists of 700,000 ordinary shares, $0.0001 par value per share ("Ordinary Shares") of the Issuer held by Hongfeng International Group Ltd. ("Hongfeng"). Jianhua Wang is the majority shareholder of Hongfeng owing 71.43% of the equity interests in Hongfeng and as such, may be deemed to be the beneficial owner of the securities held by Hongfeng.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.
- Liang Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 700,000; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 700,000 (5.6% of the class)
  Comment: Number in each of Rows 6 and 9 consists of 700,000 Ordinary Shares, held by Hongfeng. Siyu Yang is the sole director of Hongfeng and as such, may be deemed to be the beneficial owner of the securities held by Hongfeng.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.
- Hongfeng International Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 700,000; sole dispositive power 0; shared dispositive power 700,000; aggregate amount beneficially owned 700,000 (5.6% of the class)
  Comment: Number in each of Rows 6, 8, and 9 consists of 700,000 Ordinary Shares held by Hongfeng. Liang Xu is the director and Jianhua Wang is the majority shareholder of Hongfeng, owing 71.43% of the equity interests in Hongfeng.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.

## Item 1. Issuer
Name of issuer: Baiya International Group Inc.
Address of issuer's principal executive offices: 5Q, No. 5 Golf Avenue Guangpei Community, Guanlan Street Longhua District, Shenzhen, China 518110

## Item 2. Person Filing
Name of person filing:
Jianhua Wang
Liang Xu
Hongfeng International Group Ltd.
Address of principal business office or, if none, residence:
Jianhua Wang: Unit 8B, Building 3, Hongshu West Bank, Shenwan 1st Road, Nanshan District, Shenzhen, Guangdong, China
Liang Xu: 900 Yan'an West Road, Changning District, Shanghai, China
Hongfeng International Group Ltd.: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands
Citizenship: Jianhua Wang: China Liang Xu: China Hongfeng International Group Ltd.: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Jianhua Wang: 700,000
Liang Xu: 700,000
Hongfeng International Group Ltd.: 700,000
Percent of class:
Jianhua Wang: 5.600%
Liang Xu: 5.600%
Hongfeng International Group Ltd.: 5.600%
Sole power to vote or to direct the vote:
Jianhua Wang:0
Liang Xu: 0
Hongfeng International Group Ltd.: 0
Shared power to vote or to direct the vote:
Jianhua Wang:0
Liang Xu: 700,000
Hongfeng International Group Ltd.: 700,000
Sole power to dispose or to direct the disposition:
Jianhua Wang:0
Liang Xu: 0
Hongfeng International Group Ltd.: 0
Shared power to dispose or to direct the disposition:
Jianhua Wang: 700,000
Liang Xu: 0
Hongfeng International Group Ltd.: 700,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jianhua Wang: /s/ Jianhua Wang, Jianhua Wang (05/19/2025)
- Liang Xu: /s/ Liang Xu, Liang Xu (05/19/2025)
- Hongfeng International Group Ltd.: /s/ Liang Xu, Liang Xu/Director (05/19/2025)